Prospectus Supplement filed under Rule 424(b)(3)

                                                     Registration No. 333-116009


                Prospectus Supplement No. 5 dated April 12, 2005

                       (To Prospectus dated June 15, 2004)


                                14,946,707 Shares


                          TNX Television Holdings, Inc.


                                  COMMON STOCK


This Prospectus Supplement to the Prospectus dated June 15, 2004 relates to up to 14,946,707 shares of our Common Stock that may be disposed of from time to time by the Selling Stockholders.

This Prospectus Supplement should be read in conjunction with the Prospectus dated June 15, 2004. This Prospectus Supplement adds to and updates the information contained in the Prospectus dated June 15, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ________________________

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

      Securities Purchase Agreement

      On April 6, 2005, we entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with twelve holders of our Series A Preferred Stock, each an accredited investor (the "Investors"), pursuant to which the Investors purchased secured convertible debentures in the aggregate principal amount of $2,752,976 and warrants to purchase up to an aggregate of 21,022,721 shares of our common stock for an aggregate purchase price of $2,312,500 (the "Financing").

      For each Investor that purchased an amount of debentures and warrants equal to or greater than its Series A Threshold Investment Amount (as defined below), we offered such Investor the opportunity to elect to exchange up to all of its shares of Series A Preferred Stock then held by such Investor for an equal number of shares of Series A-1 Preferred Stock, which generally has the same terms as the Series A Preferred Stock except that the conversion price of such Series A-1 Preferred Stock is $0.11 per share, subject to further adjustment thereunder. "Series A Threshold Investment Amount" means, for each Investor, (i) if an Investor invested at least $1,000,000 in the Series A Preferred Stock financing in April 2004 ("Series A Financing"), then such Investor shall have purchased pursuant to the Purchase Agreement, for new cash consideration, the lesser of $500,000 or 50% of the stated value of such Series A Preferred Stock currently held by such Investor; and (ii) if an Investor invested less than $1,000,000 in the Series A Financing, the Investor shall have purchased pursuant to the Purchase Agreement, for new cash consideration, an amount equal to 50% of the stated value of such Series A Preferred Stock currently held by such Investor. As a result of this exchange, holders of 5,269 shares of Series A Preferred Stock, representing 3,902,963 shares of common stock issuable upon conversion, exchanged their shares of Series A Preferred Stock for 5,269 shares of Series A-1 Preferred Stock, representing 47,900,000 shares of common stock issuable upon conversion.

      We have granted each of the Investors a participation right whereby they may elect to purchase all or a portion of securities sold in certain future financings. In the event the Investors elect to purchase an aggregate amount in excess of the total amount offered in such a future financing, each Investor will be permitted to purchase a fraction of the total offering determined by dividing such Investor's aggregate investment in the Financing by the aggregate investment in the Financing by all Investors participating in such future financing. The participation right expires at the end of the one year period following the date the initial registration statement covering shares of our common stock underlying the debentures and warrants (which we must file pursuant to a Registration Rights Agreement, as further described herein) is first declared effective by the Securities and Exchange Commission (the "Effective Date").

      Because we do not have enough authorized shares available for issuance pursuant to our certificate of incorporation to maintain a reserve of common stock for issuance pursuant to the transaction documents, we must amend our certificate of incorporation to increase the number of authorized shares. We have covenanted to hold a stockholders meeting to approve an amendment to our certificate of incorporation that increases the number of authorized shares of common stock to 500,000,000 shares no later than June 6, 2005. If we fail to obtain stockholder approval at that meeting, we are obligated to hold at least one meeting of stockholders every fiscal quarter thereafter for the purpose of obtaining stockholder approval until the debentures are no longer outstanding.

      Until the Effective Date, we cannot issue shares of our common stock or common stock equivalents, subject to certain exempt issuances, unless we receive written consent from Bristol Investment Fund, Ltd. In addition, until none of the Investors hold any of our securities sold in this Financing, we are prohibited from effecting or entering into an agreement to effect any subsequent financing involving a variable rate transaction or a transaction which grants an investor the right to receive additional shares based on future transactions on terms more favorable than those granted to such investor in such offering.

      The Investors agreed not to make any short sales of our common stock until the transaction is announced (being accomplished by this Form 8-K).

Convertible Debentures

      The debentures issued to the Investors on April 6, 2005 do not bear interest but were issued for an original issue discount of 8%. Accordingly, the cash purchase price for the full $2,752,975.75 principal amount of the debentures was $2,312,500. The debentures are due and payable in full two years from the date of issuance (April 6, 2007). We are not permitted to prepay any portion of the principal amount of any of the debentures without the prior consent of the holder thereof.

      The principal amount of the debentures are convertible at the option of the holders into shares of our common stock at any time at an initial conversion price of $0.11 per share. Except in the case of certain designated issuances, if we issue shares of common stock or common stock equivalents (i.e., securities convertible into, or exercisable or exchangeable for, shares of our common stock) at a price per share (or in the case of common stock equivalents, a conversion, exercise or exchange price per share) below the then applicable conversion price of the debentures, the conversion price of the debentures will be reduced to that lower price per share. Issuances that will not result in adjustment to the conversion price include issuances to employees, consultants, directors or officers pursuant to a stock or option plan adopted by our board of directors, securities issued upon conversion of other securities outstanding prior to the date of issuance of the debentures, securities issued in connection with acquisitions, joint ventures or other strategic transactions (including, without limitation, equipment leases or the purchase of equipment in the ordinary course of business), securities issued to service providers in exchange for services rendered or to be rendered, and securities issued to creditors of our United Kingdom subsidiary, TNCI UK Limited ("TNCI"), pursuant to a company voluntary arrangement under the UK Insolvency Act of 1986, provided that such securities issued to service providers and creditors does not exceed 28,000,000 in the aggregate.

      In addition, in the event we effect a reverse stock split of our common stock, the conversion price shall be reduced to equal the average of the ten lowest VWAPs during the 60 consecutive trading days beginning on the 15th trading day following the effective date of such reverse stock split, subject to any further adjustment as provided in the debenture.

      If, after the later of the date of shareholder approval of the amendment to our certificate of incorporation and the Effective Date, the volume weighted average price ("VWAP") of our common stock (determined in accordance with the terms of the debentures) for any period of 30 consecutive trading days exceeds $0.50, we may, subject to certain conditions, force the holders of the debentures to immediately convert all or any part of the then outstanding principal amount at the then effective conversion price.

      We have agreed to certain restrictions under the terms of the debentures, including a prohibition on the payment of cash dividends to our stockholders, the incurrence of indebtedness or a repurchase of our common stock or common stock equivalents while any of the debentures are outstanding. Upon the occurrence of an event of default under the debentures, an amount equal to the greater of (i) 120% of the then outstanding principal amount to be paid, and
(ii) the product of the then outstanding principal amount multiplied by the quotient obtained by dividing the VWAP of our common stock (as determined in accordance with the terms of the debentures) by the conversion price of the debentures, will, at the holder's option, become immediately due and payable in cash, plus any other amounts, costs, expenses or liquidated damages then due in respect of such debentures. Upon an event of default, the interest rate on the debentures will accrue at 15% per annum.

      Events of default under the debentures include failure to pay any amounts under the debentures when due, a material default under our other agreements with the Investors or default in our obligations under mortgage, credit facility or similar agreements, a material inaccuracy in the representations and warranties we made to the Investors in connection with the Financing, and, other than the pending administration of TNCI, the initiation of voluntary or involuntary bankruptcy proceedings against us.

      The debentures have certain limitations on our ability to issue shares to the Investors. Under the terms of the debentures, we are prohibited from issuing shares of our common stock to the holders of the debentures (upon conversion or in redemption or payment of the debentures) if the issuance would result in any holder owning more than 4.99% of our outstanding common stock (although the holders can waive this provision upon more than 60 days' notice to us).

Common Stock Purchase Warrants

      The common stock purchase warrants issued to the Investors on April 6, 2005 are exercisable for an aggregate of 21,022,727 shares of our common stock at an initial exercise price of $0.30 per share. The warrants expire three years after the date of issuance, or April 6, 2008. They contain a cashless exercise provision whereby the holder may pay the exercise price by having us withhold upon exercise shares having a fair market value equal to the applicable aggregate exercise price if after the first anniversary of the date of issuance of the warrant there is no effective registration statement registering, or no current prospectus available for, the resale of the shares issuable upon the exercise of the warrants. In the event this provision is used with respect to an exercise, we would receive no proceeds from the sale of our common stock in connection with such exercise.

      The exercise price is subject to adjustment in the event of certain issuances of new securities. Specifically, except in the case of certain designated issuances, if we issue shares of common stock or common stock equivalents (i.e., securities convertible into, or exercisable or exchangeable for, shares of our common stock) at a price per share (or in the case of common stock equivalents, a conversion, exercise or exchange price per share) below the then applicable exercise price of the warrants, the exercise price of the warrants will be reduced to that lower price per share. In the event of such an adjustment, the number of shares for which the warrants are exercisable will be increased such that the aggregate exercise price of the warrants after the adjustment will equal the aggregate exercise price immediately prior to the adjustment. Issuances that will not result in adjustment to the exercise price include issuances to employees, consultants, directors or officers pursuant to a stock or option plan adopted by our board of directors, securities issued upon conversion of other securities outstanding prior to the date of issuance of the debentures, securities issued in connection with acquisitions, joint ventures or other strategic transactions (including, without limitation, equipment leases or the purchase of equipment in the ordinary course of business), securities issued to service providers in exchange for services rendered or to be rendered, and securities issued to creditors of our United Kingdom subsidiary, TNCI UK Limited ("TNCI"), pursuant to a company voluntary arrangement under the UK Insolvency Act of 1986, provided that such securities issued to service providers and creditors does not exceed 28,000,000 in the aggregate.

      The warrants have certain limitations on our ability to issue shares to the Investors. Under the terms of the warrants, we are prohibited from issuing shares of our common stock to the holders of the warrants (upon conversion or in redemption or payment of the debentures) if the issuance would result in any holder owning more than 4.99% of our outstanding common stock (although the holders can waive this provision upon more than 60 days' notice to us).

Registration Rights Agreement

      We have agreed to register for resale under the Securities Act of 1933, as amended, the shares underlying the debentures, warrants and Series A-1 Preferred Stock pursuant to a Registration Rights Agreement between us and the Investors dated April 6, 2005. Specifically, we are required to file with the Securities and Exchange Commission no later than the earlier of the 30th calendar day following the filing date of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004 and June 15, 2005, a registration statement covering the resale of a number of shares of common stock equal to 135% of the shares issuable upon conversion and exercise in full of the debentures, Series A-1 Preferred Stock and warrants as of the date of filing of the registration statement. The registration statement covering these shares must be declared effective by the Securities and Exchange Commission no later than the 120th calendar day following the filing date. In the event we fail to file the registration statement or it is not declared effective within the timeframes specified by the Registration Rights Agreement, we will be required to pay to the Investors liquidated damages equal to 2.0% per month (but pro-rated on a daily basis for any period of less than a full month) of the aggregate purchase price of the debentures and warrants until we file the delinquent registration statement or the registration statement is declared effective, as applicable.

      If, at any time, the number of shares issuable upon conversion and exercise in full of the debentures, Series A-1 Preferred Stock and warrants exceeds 90% of the number of shares then registered (e.g., due to adjustments in the conversion price of the debentures or exercise price of the warrants), we will be required to file an additional registration statement covering the excess shares. We will have to file the additional registration statement not later than the 30th calendar day, and the additional registration statement must be declared effective by the Securities and Exchange Commission not later than the 90th calendar day, following the date the 90% threshold is exceeded. If we do not file the registration statement or the registration statement is not declared effective within these time frames, we will be required to pay to the Investors liquidated damages as described in the preceding paragraph.

Security Agreement

      Under the terms of the Security Agreement, we have granted the Investors a security interest in all of our assets located in the United States as collateral for repayment of the debentures. We have also pledged and mortgaged the shares of our wholly-owned UK subsidiary TNCI in favor of the Investors pursuant to a mortgage of shares.

Custodial Agreement

      We entered into a custodial agreement pursuant to which all of the transaction documents and subscription amounts were deposited with the Custodian. The Custodian is the law firm of Feldman Weinstein LLP. We and all of the Investors have waived any conflict of interest with respect to the Custodian, who has acted and may continue to act as legal counsel to one of the Investors in this transaction. Upon the Custodian's receipt of the aggregate purchase price and all of the required documents and certificates, it wired us the gross proceeds raised pursuant to the Securities Purchase Agreement per our written instructions less (i) the balance of 30% of the aggregate gross purchase price (the "Secured Proceeds") which shall be initially transferred into a separate non-interest bearing custodial account of the Custodian and (ii) payments of fees to placement agents and to the lead investor, and (iii) payment of legal fees. We have granted to the Investors a first priority security interest in the Secured Proceeds and any interest that accrues thereon. Upon the conclusion by TNCI of a company voluntary arrangement with its creditors under the UK Insolvency Act of 1986 and the concurrent discharge of the administration order under the Insolvency Act of 1986 and the creation for the benefit of the Investors of a first legal mortgage of all of TNCI's freehold and leasehold property and investments and fixed and floating charges of all of TNCI's other assets, the Custodian shall release all of the Secured Proceeds to the Company, net of actual legal fees and expenses, upon the provision of the required documentation.

Voting Agreements

      All of our officers and directors have entered into voting agreements pursuant to which each such person has irrevocably agreed to vote all shares of our voting stock over which such person has voting control in favor of any resolution presented to our stockholders to approve an amendment to the Company's certificate of incorporation that increases the number of authorized shares of common stock to 500,000,000 shares.

      The discussion in this current report is only a summary and is qualified in its entirety by reference to the form of Certificate of Designations, Rights and Preferences of Series A-1 Preferred Stock, the form of Secured Convertible Debenture, the form of Common Stock Purchase Warrant, the Security Agreement, the Registration Rights Agreement, the Securities Purchase Agreement and the Custodial Agreement, which are included as Exhibits 3.1, 4.1, 4.2, 4.3, 4.4,
10.1 and 10.2, respectively, to this current report on Form 8-K and are incorporated by reference in this Item.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

      As described in Item 1.01 of this current report, on April 6, 2005 we issued convertible debentures to the Investors in the aggregate principal amount of $2,752,976. The description of the debentures, the Securities Purchase Agreement and the Security Agreement contained in Item 1.01 of this current report is incorporated by reference in this Item.

Item 3.02 Unregistered Sales of Equity Securities

      Pursuant to the Securities Purchase Agreement, we issued and sold secured convertible debentures with an aggregate principal amount of $2,752,976. The debentures are convertible, at the option of the holder, into shares of common stock of the Company at an initial conversion price of $0.11 per share.

      Under the Securities Purchase Agreement, we also issued to the Investors warrants to purchase up to an aggregate of 21,022,727 of our common stock at an initial exercise price of $0.30 per share with an expiration date of April 6, 2008.

      In addition, we issued an aggregate of 5,269 shares of Series A-1 Preferred Stock in exchange for an aggregate of 5,269 shares of Series A Preferred Stock held by Investors that purchased an amount of debentures and warrants equal to or greater than the Series A Threshold Amount as described in
Item 1.01.

      We paid fees to T.R. Winston & Company, LLC, as placement agent, in the amount of $7,500 in cash, 75,000 shares of common stock and warrants to purchase 136,364 shares of common stock at an exercise price of $0.75 per share in connection with this private placement. In addition, we paid $7,500 in cash to Bristol Capital Advisors, LLC. We also issued 1,318,182 shares of common stock to Merit Consulting, LLC for consulting services in connection this private placement. The issuances of such securities were exempt from registration under
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

      The transaction was approved by the Company's Board of Directors on March 31, 2005. The private placement was made only to accredited investors in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act. The shares of common stock underlying the debentures, warrants and Series A-1 Preferred Stock and the shares issued to the placement agents have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

      As of April 7, 2005, we had outstanding 49,793,694 shares of common stock, 1,605 shares of 5% Series A convertible preferred stock, convertible into an aggregate of approximately 1,693,038 shares of common stock, and 5,269 shares of Series A-1 convertible preferred stock, convertible into an aggregate of approximately 47,900,000 shares of common stock, outstanding warrants to purchase an aggregate of 52,075,600 shares of common stock and outstanding options to purchase an aggregate of 4,872,743 shares of common stock. In addition, we have outstanding convertible bridge notes that may be converted, at the option of the holder, into an aggregate of 16,590,909 shares of common stock.

      This announcement is neither an offer to sell nor a solicitation to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.